April 12, 2010

Karl Hiller

Branch Chief

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, D.C. 20549-4628

RE:

Portal Resources Ltd.

File No. 0-51352

Dear Mr. Hiller:

In regards to your letter dated February 18, 2010 in response to Portal’s 20-F Annual Report for the Fiscal Year ended June 30, 2009, I acknowledge on behalf of Portal that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/  Mark T. Brown

Mark T. Brown

Chief Financial Officer

Suite 750 - 625 Howe Street, Vancouver, British Columbia V6C 2T6

Telephone:  604.629.1929 Facsimile: 604.629.1930

TSX-V: PDO